Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

August 10, 2006

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Constellation Energy Partners LLC

Registration Statement on Form S-1

File No. 333-134995

Filed August 10, 2006

Dear Mr. Schwall:

Set forth below are the responses of Constellation Energy Partners LLC (fka Constellation Energy Resources LLC) (the “Registrant”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 14, 2006, with respect to the above referenced filing. All page references are to the version of Amendment No. 1 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	D. Delaney

K. Hiller

J. Wynn

J. Murphy

MEMORANDUM

General

1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response: The Registrant acknowledges Comment No. 1 and has revised the Registration Statement as requested.

2.	Provide current and updated disclosure with each amendment. For example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants’ consents with each amendment.

Further, in this regard, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics and your intended hedging policy. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion and underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

Response: The Registrant has provided updated disclosure, including disclosure regarding its hedging policy and the fact that it is applying to list its common units on NYSE Arca, and some previously omitted exhibits in the Registration Statement. The Registrant is also filing an updated accountant’s consent with this Amendment. The Registrant will provide the Staff in the next amendment of the Registration Statement with all proposed artwork or graphics and omitted exhibits.

3.	Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness and we will need sufficient to review the resulting additional disclosures.

Response: The Registrant will provide the proposed per unit price range of the offering in time to allow the Staff a sufficient amount of time to review all related disclosures prior to distribution of the preliminary prospectus.

Summary, page 1

4.	Revise to provide a more balanced overview of your business within the first few pages of this section. You discuss your business strategy and competitive strengths, but do not mention the more significant challenges and materials risks you face until several pages later. For instance, it is not until page 13 that you mention the percentage of the initial quarterly distribution amount you would have been able to pay on your Class A and common units based on your pro forma available cash for the twelve months ended March 31, 2006. Please revise accordingly.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 1-5.

5.	You repeat much of this section word for word in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 1-6.

The Transactions and Limited Liability Company Structure, page 6

6.	You describe here, as well as on pages 126 and 128, that certain undivided mineral interests, denoted as the “Floyd Shale Rights,” will be distributed to an affiliate prior to the closing of the offering. However, it is unclear what value is associated with these rights you have relinquished, and what is being received by you in return for such rights. Additionally, there does not appear to be any recognition of this transaction in your unaudited pro forma financial statements included elsewhere in your filing. Please expand your disclosures to include this additional information.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 6, 127 and 129. The Registrant has also recognized this transaction in its unaudited pro forma financial statements. Please see pages F-32 and
F-37.

The Offering, page 9

7.	We refer you to your discussion of the Limited Call Right. Please advise us as to what consideration was given as to the need to comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response: Any exercise of the Limited Call Right under the Registrant’s limited liability company agreement will be executed in accordance with all applicable federal securities laws. The Registrant, however, believes that such a call right would be exempt from the tender offer rules and the requirement to file a Schedule TO pursuant to Rules 13e-3(g)(4) and 13e-4(h)(1). Rule 13e-3(g)(4) provides that Rule 13e-3 will not apply to “[r]edemptions, call or similar purchase of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” Similarly, 13e-4(h)(1) provides that Rule 13e-4 will not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Registrant’s limited liability company agreement will confer this Limited Call Right on any person holding more than 80% of the outstanding common units, and any exercise of the Limited Call Right will be in accordance with the terms and conditions of the limited liability company agreement, which is the instrument governing the common units.

Risk Factors, page 24

8.	All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the first one. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

Response: The Registration Statement has been revised as requested. Please see pages 23-39.

9.	In a number of places in the risk factor section you use variations of the phrase “material adverse effect.” Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you “cannot assure” a particular outcome, revise to state the risk plainly and directly.

Response: The Registration Statement has been revised as requested. Please see pages 23-39.

Our operations expose us to significant costs and liabilities . . . . . ., page 39

10.	If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Response: The Registrant has recorded a total of $0.7 million at June 30, 2006 related to its exposure to environmental liabilities. The amount the Registrant has accrued at June 30, 2006 relates to environmental activities that it has voluntarily elected to perform under the supervision of the Alabama Department of Environmental Management (“ADEM”) following the discovery of chlorides beneath the wastewater treatment ponds. These activities are the replacement of liners beneath wastewater treatment ponds and the monitoring of groundwater conditions in the area of the wastewater treatment facility. Currently, there are no laws in the state of Alabama that would require the Registrant to clean up any chlorides that may have leaked out of the Registrant’s wastewater treatment ponds. In the future, however, ADEM could require clean-up of any chlorides if in fact the agency determines that chlorides pose a risk or threat to human health or the environment, or if new laws or regulations are enacted to require clean-up. It is reasonably possible that the Registrant may incur costs in excess of its current accrual should additional cleanup be mandated by ADEM. However, a reasonable estimate of such amounts cannot be made at this time because we do not know the extent of chlorides beneath our wastewater treatment ponds and ADEM does not currently require clean-up of such chlorides. The Registration Statement has been revised as requested. Please see pages 36 and 119.

We are subject to complex federal, state, local and other laws and regulations …., page 41

11.	Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, state and local government rules and regulations, which impact your business activities. For example, you state that you must obtain and maintain numerous permits, approvals and certificates in order to conduct your operations. Please discuss the requirements for these permits, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments.

Response: The Registration Statement has been revised as requested. Please see pages 39 and 118-119.

Use of Proceeds, page 50

12.	Please expand your disclosure in note (a) so that the amount of net proceeds of $109.1 million is mathematically determinable from the information provided; it appears you would need to include amounts related to underwriting discounts and commissions, assumed offering price and estimated offering expenses.

Response: The Registration Statement has been revised as requested. Please see pages 8 and 47.

How We Make Cash Distributions, page 53

Management Incentive Interests, page 57

13.	We note that you describe the criteria and thresholds CERM must attain to obtain the right to receive 15 percent of available cash from operating surplus, after the target distribution has been achieved. Please disclose your view of the reasonable likelihood of this incentive threshold being achieved, the expected amounts or range of amounts that would be paid under this scenario, and timing of such payments in the liquidity section of your MD&A, to comply with Item 303(a)(1) of Regulation S-K. If you believe the amounts would not be material, include disclosure to this effect and submit the analyses forming the basis for your conclusions in this regard.

Response: The Registrant is not able to predict whether or when it will be required to make distributions in respect of the management incentive interests, or if it does make such distributions, how large they will be. Moreover, the earliest that the Registrant could be required to make such a distribution is 12 calendar quarters after the offering. As a result, the Registrant is not able to predict the impact of any such distributions on its liquidity. The Registration Statement has been revised to note these matters. Please see pages 11-12, 54 and 92.

Cash Distribution Policy and Restrictions on Distributions, page 63

Rationale for Our Cash Distribution Policy, page 63

14.	Revise this section to provide additional key facts about your cash distribution policy, rather than simply offering a cross-reference. For example, state the distribution amount, the attributes including whether the distributions are cumulative, and whether you historically have paid cash distributions.

Response: The Registrant has revised the Registration Statement as requested. Please see page 60.

Restrictions and Limitations on our Ability to Make Quarterly Distributions, page 63

15.	Revise this section to state also that in addition to there being no guarantee that unitholders will receive quarterly distributions, unitholders also have no contractual or other legal right to the quarterly distributions.

Response: The Registrant respectfully notes that such disclosure is in the Registration Statement in the first bullet point on page 60.

Our Estimated Adjusted EBITDA, page 69

16.	Revise this section to ensure that each revenue or expense you anticipate over the next four quarters is balanced with comparable historical amounts. For example, how you reached your forecasted production volumes, natural gas prices, SG&A, and maintenance capital expenditures will be better understood when compared to historical amounts, similar to the disclosure you provide in MD&A.

Response: The Registrant has added disclosure regarding the methodology for calculation and comparability to historical financials for each line item in the forecast on the pages that follow page 67. Where the Registrant could add a comparison to historical amounts, it did so. However, many numbers are not directly comparable to historical results due to (i) the nature of the economics (e.g., price levels) and (ii) the fact that the Registrant’s assumptions and costs are different than would have been experienced by the historical management teams. In addition, there are a number of historical costs that are non-recurring in nature for which the Registrant has provided disclosure. Please see pages 68-72.

17.

Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your limited liability company agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations. We note your assumption that you will borrow $5.3 million to fund your investment capital expenditures and distributions on your Class D interests. Also, clarify whether you assume all debt will be refinanced as it comes due since you do not intend to build-up cash to meet repayment obligations.

Response: The Registrant has revised the Registration Statement as requested. Please see page 71.

Unaudited Pro Forma Available Cash to Pay Distributions, page 74

18.	Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Response: The Registrant would not have obtained additional cash to pay the shortfall from borrowings or otherwise. Therefore, it has not included such amounts in the table on page 74.

Management’s Discussion and Analysis…, page 82

Overview, page 82

19.	Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 81-83.

Management, Page 120

20.	Please revise the sketch for Felix Dawson to provide a complete and unambiguous five year business history. For instance, it is unclear how long he worked at Goldman Sachs.

Response: The Registrant has revised the Registration Statement as requested. Please see page 124.

Certain Relationships and Related Party Transactions, page 126

21.	Further explain why your distribution of Floyd Shale Rights does not fit your investment strategy.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 6 and 129.

Underwriting, page 165

22.	With a view toward disclosure, describe any agreements or understandings, explicit or tacit, relating to the early release of any of the locked-up shares. We note that the lock-up agreements may be released at any time without notice.

Response: The underwriters do not have any agreement or understanding, explicit or tacit, with the Registrant to release the locked-up units early.

Notes to Consolidated Financial Statements, page F-7

Note 8 – Natural Gas Properties, page F-22

23.	We note that you identify asset retirement costs as a separate line item in your table of natural gas properties for each year, which is somewhat contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates, and the accounting policy you disclose in Note 13 on page F-24. Accordingly, we believe you should reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. Corresponding adjustments should also be made to the information provided in Note 17 on page F-27. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Response: The Registrant has revised Note 8 on page F-22 and Note 17 on page F-27 to reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates.

Unaudited Pro Forma Financial Statements, page F-32

Note 1 – Pro Forma Adjustments and Assumptions, page F-36

24.	We note that Everlast Energy LLC had entered into derivative contracts to hedge against market fluctuations in the price of natural gas; and that in conjunction with your acquisition, you assigned these derivatives to an affiliate in exchange for equity. Since you eliminate the historical effects of holding the derivative instruments in your pro forma statement of operations, the suggestion appears to be that no similar hedging will be conducted by you prospectively. Please modify your disclosure to clarify.

If you intend to hedge in the future, tell us the reasons you believe removing the historical activity results in a more meaningful presentation; as it would not otherwise appear that adjusting the historical results would be appropriate. Under this scenario, it would be helpful for you to disclose the nature and structure of, and any parties that may be involved in, hedging programs for which you may derive benefits or costs in the future.

Response: The Registrant has not eliminated the historical effects of holding derivative instruments from either the audited financial statements, the unaudited interim or the unaudited consolidated pro forma financial statements.

For all historical periods prior to the Registrant’s acquisition of the Robinson’s Bend Field properties from Everlast Energy LLC, the audited financial statements include actual historical activity from derivatives. At the time of acquisition on June 13, 2005, Constellation Commodities Group, Inc. (“CCG”) assumed all of the derivative hedges held by Everlast in exchange for equity as described in Note (1)(a) to the unaudited consolidated pro forma financial statements. Subsequent to that date through the end of the first quarter of 2006, the Registrant did not enter into any derivatives or hedging activities and thus no such activity existed for those periods. As part of its hedging program described more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 84-85 and 94, the Registrant did enter into hedges on June 20, 2006, and these hedges are appropriately recorded in the historical financial statements in the period they were entered into. Please see page F-19.

With respect to the unaudited consolidated pro forma statement of operations for the year ended December 31, 2005, the Registrant has not eliminated through pro forma adjustments any of the historic effects of holding derivative instruments. Further, while the Registrant intends to pursue a hedging program as described more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 84-85 and 94 and began entering into hedges in the second quarter of 2006, the Registrant did not include a pro forma adjustment in the unaudited consolidated pro forma statement of operations for the year ended December 31, 2005 to reflect such hedging transactions because the Registrant believes that such transactions do not meet the criteria for inclusion as a pro forma adjustment. The unaudited consolidated pro forma balance sheet at June 30, 2006 appropriately reflects the impact of hedges entered into during the second quarter of 2006.

Thus, the actual historical effect of derivatives and hedging activities has not been eliminated from either the audited financial statements or the unaudited consolidated pro forma financial statements.

In order to clarify the Registrant’s hedging program as described elsewhere in the registration statement, the Registrant has amended Note (1)(a) on page F-36.

Undertakings, page II-2

25.	Include the undertakings Item 512(a) of Regulation S-K requires.

Response: The Registrant has revised the Registration Statement as requested. Please see page II-3.

Engineering Comments

General

26.	Please provide your reserve report as of December 31, 2005 by Netherland Sewell & Associates.

Response: The Registrant has supplementally provided to the Staff under separate cover the reserve report as of December 31, 2005 by Netherland Sewell & Associates.

Summary, page 1

Constellation Energy Resources LLC, page 1

27.	Please reconcile your statement that you have an average reserve life of about 25 years when it appears to calculate to over 44 years. Revise your document as necessary.

Response: As outlined on page 22 of the Registration Statement the average net production rate over the first six months of 2006 has been 12,156 MMcf/day. This equates to an annualized production of 4.5 Bcf (12,156 MMcf/day * 365 days). The Registrant’s total reserves amount to 112.0 Bcf, which results in a reserve life of 24.88 years, which was rounded to 25 years in the Registration Statement.

The 44-year reserve life computation is likely a result of using the total net production from the “Production and Price History” table on page 110 or the “Net Proved Gas Reserves” table from page F-29, both of which have a 2005 production of 2.525 Bcf. This is a result of the fact that the property was acquired on June 13, 2005, and both sets of production figures referenced above do not include production from January 1, 2005 to June 12, 2005.

28.	Please remove the reference to the estimated coal-bed methane gas reserves in the Black Warrior Basin as these do not represent proved reserves

Response: The Registrant has revised the Registration Statement as requested. Please see pages 2 and 101.

Competitive Strengths, page 2

Summary Reserve and Operating Data, page 21

29.	Please explain to us why NSAI did not take the following into consideration when they provided their reserve estimate:

•	the well performance from new wells in the Robinson Bend field;
•	your estimated drilling schedule over the next six years;
•	reserves attributable to the NPI.

Response: NSAI was provided all of the production information through September 2005 when it generated the year end reserve report. The NSAI volumetric estimates were based on NSAI’s knowledge of the Black Warrior Basin and its perspectives on the Robinson’s Bend Field (NSAI has estimated reserves for the field since 2002). The final reserves reported in the Registration Statement are based on CCG internal engineering estimates and CCG perspectives. NSAI was not, however, provided the revised drilling schedule that the Registrant determined would be appropriate at the time it prepared the year-end 2005 reserve report. The year-end 2005 reserve report was based on CCG’s drilling program as opposed to the Registrant’s program. Finally, NSAI was not asked to account for the NPI reserves by the Registrant for the year-end 2005 reserve report, as the Registrant was preparting these calculations internally.

Risk Factors, page 24

Unless we place the reserves that we produce ……, page 27

30.	Please reconcile your statement that your proved producing reserves are declining at a rate of 5% per year with the fact that your overall production declined by over 44% from the previous year.

Response: The production decline rates for the proved developed producing reserves are approximately 4% to 5% per year. The 44% decline rate calculation is the result of using a production number for less then a full production year. This is likely a result of using the total net production from the “Production and Price History” table on page 110 or the “Net Proved Gas Reserves” table from page F-29, both of which have a 2005 production of 2.525 Bcf. This is a result of the fact that the property was acquired on June 13, 2005 and both sets of production figures referenced above do not include production from January 1, 2005 to June 12, 2005. Based on comparing the part year 2005 production of 2.525 Bcf to the full year 2004 production of 4.527 Bcf, it could be construed that the annual decline rate is approximately 44% ((4.527 – 2.525) / 4.527 = 44.2%).

Locations that we decide to drill…., page 37

31.	Please remove the mitigating language about your past drilling success rate.

Response: The Registrant has revised the Registration Statement as requested. Please see page 35.

We depend on a limited number of key personnel……, page 41

32.	Key personnel frequently leave companies and the companies hire replacements and continue to operate in a similar manner with no significant harm. Please expand your disclosure to explain why you believe it is reasonable to conclude that this would not be the case for your company and identify your key personnel or alternatively, remove this risk factor. Also, please indicate if you do not carry key man insurance.

Response: The Registrant has revised the Registration Statement to remove this risk factor. The Registrant has no key-man life insurance.

We will incur increased costs as a result of having become a public company, page 41

33.	Every public company bears increased costs of being a public company. Please disclose why this is even more critical or important to your company versus others. Alternatively, please remove this risk factor.

Response: The Registrant notes that it will be particularly sensitive to the increased costs of being a public company, as each dollar spent on public-company costs reduces the cash available for distribution to its unitholders. The Registrant has revised the Registration Statement to reflect this. Please see page 39.

Our Estimated EBITDA, page 69

34.	Please explain your estimated net production rate of 4.9 BCF per year in the Estimated adjusted EBITDA calculation. We note that last year you produced just over 2.5 BCF and the additional work that you plan appears to only produce about 1 BCF per year.

Response: The 2.5 Bcf of 2005 net production is for part of the year and is likely a result of using the total net production from the “Production and Price History” table on page 110 or the “Net Proved Gas Reserves” table from page F-29, both of which have a 2005 production of 2.525 Bcf. This is due to the fact that the property was acquired on June 13, 2005 and both sets of production figures referenced above do not include production from January 1, 2005 to June 12, 2005. The full year 2005 production was 4.5 Bcf (sum of the January 1, 2005 to June 12, 2005 production of 1.97 Bcf and the production of 2.525 Bcf (June 13, 2005 to December 31, 2005) – Page 110). The additional work, as well as the 5% annual decline, should result in 12 month production, consistent with the pro forma.

Business, page 101

Overview, page 101

35.	Please include disclosure that coal-bed methane wells typically produce at much lower rates and have lower reserve volumes than conventional gas wells. Include the fact that the lower production rates and reserves and the higher water production provides, on average, less favorable economics than conventional gas wells.

Response: The Registrant has revised the Registration Statement as requested. Please see page 105.

Natural Gas Data, page 107

Proved Reserve Data, page 107

36.	You state that Everlast did not base their reserve volumes on the SEC definition of proved reserves. Therefore, you should not disclose those reserve volumes. In addition, your reserve reconciliation table should follow the format described in paragraph 11 of FASB 69. The reserve at the end of a year should be the reserves for the beginning of the next year with the changes in reserves during the year shown by the categories described in paragraph 11. Please revise your document wherever it is necessary.

Response: The Registrant concurs with the Staff’s view of disclosure of the Everlast reserve volumes and respectfully notes that it has not made such a disclosure. With respect to the reserve table referenced on pages 107-108, the Registrant has revised the Registration Statement in the manner discussed previously by telephone with Mr. James Murphy. Please see pages 107-108.

Production and Price History, page 109

37.	Tell us if the production rates disclosed include the production attributed to the NPI.

Response: The Registrant’s production rates do not include the production attributed to the NPI. The net proceeds for the NPI are defined as gross revenue from the sale of production less applicable expenses. For 2005, the net proceeds calculation was a cumulative deficit, so no payments were made to the Trust. For the six months ended June 30, 2006, the Registrant paid the Trust approximately $0.2 million. The Registrant treats the NPI as a net overriding royalty interest in its reserve report. When payments are made to the Trust, the Registrant consistently records the related net profits paid out as an overriding royalty interest. Therefore, the Registrant’s production volumes do not include the production attributable to the NPI.

38.	Tell us if the average unit cost per Mcf includes the production volumes attributed to the NPI.

Response: The Registrant’s average unit cost per Mcf does not include the production volumes attributed to the NPI. Please refer to the Registrant’s response to Comment No. 37.

Finding Costs, page 112

39.	It appears that these costs are more accurately described as development costs as you are drilling within the same field where coal-bed methane has been known to exist for decades and the majority of the gas was previously categorized as proved undeveloped reserves. In addition, as these are non-GAAP measures, please revise your document to explain how you use this measure, why it is important to investors and the exact method used to calculate it or alternatively remove this disclosure.

Response: The Registrant has revised the Registration Statement as requested. Please see pages 103 and 114. With respect to non-GAAP measures, the Registrant respectfully notes that development cost, as used in the Registration Statement, is not a non-GAAP measure under Rule 101(a)(2) of Regulation G. Development cost is calculated in the Registration Statement by “dividing our total development and unproved acquisition costs of $8.2 million incurred during 2005, by the sum of the 6.0 Bcf of estimated proved undeveloped reserves that became classified as proved developed reserves, and the 1.75 Bcf of additional estimated proved reserves that were added, in each case based on our reserve estimates as of December 31, 2005.” “Total development and unproved acquisition costs” is GAAP measure. The remaining measures used in the calculation are operating measures.